Exhibit 99.1

NorZinc Provides Results for Third Quarter 2019

NZC-TSX
NORZF-OTCQB

VANCOUVER, Nov. 7, 2019 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) (the "Company" or "NorZinc") reports its interim financial results and development activities for the third quarter ended September 30, 2019. ("Q3 2019"). (All amounts are in Canadian dollars unless otherwise stated. M = million).

Q3 2019 Results & Recent Highlights

  Financial and Corporate
    RCF to purchase 1% royalty on Prairie Creek Mine for $8 million, subject to shareholder approval
      Existing royalty holder waives right of first refusal
      Special Meeting to approve RCF royalty to be held November 18, 2019
    RCF agrees interim short-term loan of $7.9 million (Sep)
    Retained specialist in concentrated marketing, transportation and logistics
    Cash at September 30, 2019 - $3.45 million (Sep)
    Loss for Q3 2019 - $5.13 million (Sep)
  Prairie Creek Site, Permitting and Indigenous Groups
    Site activities concentrated on
      refurbishing the mobile fleet,
      administration building renovations,
      sewage treatment plant upgrades and
      clearing the site in support of 2020 laydown areas (Q3)
    Road building contractor RFP issued and contractors short-listed (Sep)
    Planning and scheduling winter road construction for Q1 2020 (Sep & Oct)
    Negotiation of EPCM contract with Ausenco initiated (Sep)
    Draft ASR permits issued by MVLWB and Parks Canada (Aug)

Summary

The Company's activities are primarily focused on the completion of permitting and ultimate development of the Prairie Creek zinc-lead-silver mine in the Canada's Northwest Territories. The Prairie Creek Mine previously received operating permits in 2013 based upon a winter road access to the mine, but recent development planning has been based on all season access to the mine.  The Company is in the latter stages of the permitting process for the All Season Road ("ASR") with the current timeline indicating permit receipt in November 2019 based on the revised schedule provided by the regulators.

During the third quarter, the Company has made significant advances towards the successful development of the Prairie Creek Mine.

  In August, draft ASR permits were issued by Mackenzie Valley Land and Water Board for comment. Parks Canada has indicated draft ASR permits will be issued shortly. The final permits are expected in November 2019.
  Beginning in August, the Company advanced discussions with key contractors involved in the development of the Prairie Creek Mine, including the road building contractor to be selected to construct phase 1 of the ASR, the engineers selected to provide engineering, procurement and construction management services and the mining contractor.
  In September, the Company entered into an agreement with Resource Capital Funds for the sale of a 1% royalty on the Prairie Creek Mine for $8 million, subject to shareholder approval at a Special Meeting of shareholders, to be held November 18, 2019. Subsequently, the existing royalty holder waived its right of first refusal.
  RCF simultaneously agreed to provide the Company a bridge loan of $7.9 million which is to be repaid upon the approval of the royalty agreement.
  Since January, the Company has undertaken a number of initiatives to advance the financing of the development of the Prairie Creek Mine and contemplates making various announcements during Q4 2019 and into 2020 as these processes develop.

Review of Financial Results

For the three and nine months ended September 30, 2019, the Company reported a net loss and comprehensive loss of $5,125,000 and $10,981,000 respectively, compared to a net loss and comprehensive loss of $3,450,000 and $7,916,000 respectively for the three and nine months ended September 30, 2018.

At September 30, 2019, the Company had a negative working capital balance of $2,178,000 which included cash and cash equivalents of $3,450,000 and short-term investments of $26,000. At December 31, 2018, the Company had cash and cash equivalents of $9,253,000, short-term investments of $32,000 and a positive working capital balance of $8,327,000.

Outlook and Factors Affecting Performance

NorZinc's focus for 2019 and 2020 is to continue the development of the Prairie Creek Project and advance the Prairie Creek Mine towards production.

At September 30, 2019, the Company had cash and cash equivalents and short-term investments totaling $3.5 million and a negative working capital balance of $2.2 million. The long-term price outlook for zinc and lead remains positive. Supported by the robust economics indicated by the 2017 FS, NorZinc will continue to pursue all alternatives for raising the senior financing necessary to complete the development and construction of the Prairie Creek Mine.

At the Prairie Creek Mine Site, further de-risking programs are being carried out in 2019 and include detailed engineering and design of the mine facilities, assessment of, and proposals for, rehabilitation of certain site facilities in anticipation of construction, including site cranes, accommodation, the mill roof and some electrical facilities. The Company has initiated refurbishment of some of those items in the 2019 summer season, prior to follow-on construction activities planned for 2020.

On the permitting and environmental side, the Company received a positive recommendation of the EA Report by the Responsible Ministers in October 2018 and has now moved from the EA process to the permitting phase for the issue of the land use permits for the ASR by the MVLWB & Parks Canada. The regulatory phase is expected, based on the schedule provided by the regulators, to be completed in November 2019.

The Company concluded an important TLUA agreement with NDDB and is negotiating the RBA agreement with LKFN, all the while continuing engagement with both Indigenous groups on the implementation of various mitigation measures recommended by the Review Board in the EA Report of the ASR to seek agreement on the incorporation of Dene traditional knowledge and the inclusion of both Indigenous groups in environmental monitoring.

The Company is assessing various options for financing the development of Prairie Creek, these include alternative project financing, discussions with strategic investors, governmental supported funding, leases and other financing mechanisms.

About NorZinc

NorZinc is a TSX-listed mine development Company trading under the symbol "NZC". The Company is developing its key project, the 100%-owned high grade zinc-lead-silver Prairie Creek Mine, located in the Northwest Territories. The Company also owns projects in Newfoundland that host several zinc-lead-copper-gold-silver deposits.

This news release should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 and the related management's discussion and analysis, which are available on the Company's website at www.norzinc.com, under the "Financials" section, or under the Company's profile on SEDAR at www.sedar.com.

Cautionary Statement – Forward-Looking Information

This press release contains forward-looking information, including, among other things, expectations regarding road construction requirements and timing, the permitting process, timing of commencement of operations on the Prairie Creek Mine and related matters, life of mine of the Prairie Creek Mine, the Company's plans regarding completing a Preliminary Economic Analysis, and potential financings.  This forward-looking information is based on, among other things, management's expectations with respect to the issue of permits, the size and quality of mineral resources, future trends for the Company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, capital market conditions, and the financial results of the Company. Actual results may vary from the forward-looking information.  Material risk factors that could cause actual results to differ materially from the forward-looking information include risks that the assumptions and factors on which the forward-looking information is based differ from expectations, as well as all of the risk factors described in the Company's most recent Form 20-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any intention or obligation to update or revise any forward-looking information, except as required by applicable law. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688--2001, Suite 1710, 650 West Georgia Street, Vancouver, BC V6B 4N9; Steve Dawson, VP Corporate Development, (416) 203-1418, Tollfree:1-866-688-2001, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com, E-mail: invest@norzinc.com, Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 07:34e 07-NOV-19